                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     -----------------------------------------------------------------------


                                    FORM 11-K



(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the plan year ended December 31, 1997


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from                  to


Commission File No. 1-11463


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          The Promus Hotel Corporation
                          Savings and Retirement Plan A


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Promus Hotel Corporation
                               755 Crossover Lane
                            Memphis, Tennessee 38117

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Trustees of The Promus Hotel Corporation
   Savings and Retirement Plan A:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of The Promus Hotel Corporation Savings and Retirement Plan A as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 (Exhibit I) and reportable transactions for the year ended December 31, 1997 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    ARTHUR ANDERSEN LLP

Memphis, Tennessee,
June 10, 1998.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                                    FUND INFORMATION
                                                    -------------------------------------------------------------------------------
                                                                               Participant Directed Funds
                                                    -------------------------------------------------------------------------------
                                                        Promus      Foreign   Aggressive  Growth     S&P 500       Equity Long-Term
                                                    Stock Fund  Equity Fund  Equity Fund    Fund  Index Fund  Income Fund Bond Fund
                                                    ----------  -----------  -----------  ------  ----------  ----------- ---------
ASSETS
Investments at fair value:
  Pooled common stock                                  $36,020       $    -       $    -  $    -    $      -       $    -     $  -
  Mutual funds                                               -        1,841        5,659   1,484           -        1,916      660
  Common/collective trust funds                              -            -            -       -      11,815            -        -
  Interest bearing cash                                      -            -            -       -           -            -        -
  Loans to participants                                      -            -            -       -           -            -        -
                                                    ----------  -----------  -----------  ------  ----------  ----------- --------
    Total investments                                   36,020        1,841        5,659   1,484      11,815        1,916      660
                                                    ----------  -----------  -----------  ------  ----------  ----------- --------
Receivables:
  Interest and dividends                                     -            -            -       -           -            -        -
  Employer's contributions                                  49            4           18       7          22            5        4
  Participants' contributions                               60            5           23      10          27            6        5
  Other                                                     14            -            3      23           4            1        1
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
    Total receivables                                      123            9           44      40          53           12       10
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
      Total assets                                      36,143        1,850        5,703   1,524      11,868        1,928      670
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
LIABILITIES
Accrued refunds and other                                  270           16           47      18         103           18        8
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
      Total liabilities                                    270           16           47      18         103           18        8
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
        Net assets available for plan benefits         $35,873       $1,834       $5,656  $1,506     $11,765       $1,910     $662
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------
                                                    ----------  -----------  -----------  ------  ----------  -----------  -------

       The accompanying notes to financial statements are an integral part of this statement.



                                                                               FUND INFORMATION
                                                    ---------------------------------------------------------------
                                                                          Participant Directed Funds
                                                     -------------------------------------------------------------
                                                     Intermediate        Money  Executive  Participant       Total
                                                      Bond Fund    Market Fund  Life Fund    Loan Fund       Funds
                                                     ------------  -----------  ---------  -----------     -------
ASSETS
Investments at fair value:
  Pooled common stock                                      $    -       $    -       $  -       $    -     $36,020
  Mutual funds                                              6,866            -          -            -      18,426
  Common/collective trust funds                                 -            -          -            -      11,815
  Interest bearing cash                                         -        4,296          -            -       4,296
  Loans to participants                                         -            -          -        2,587       2,587
                                                     ------------  -----------  ---------  -----------     -------
    Total investments                                       6,866        4,296          -        2,587      73,144
                                                     ------------  -----------  ---------  -----------     -------
Receivables:
  Interest and dividends                                      210           20          -            -         230
  Employer's contributions                                     12            7          -            -         128
  Participants' contributions                                  14            9          -            -         159
  Other                                                         2            1        474           13         536
                                                     ------------  -----------  ---------  -----------     -------
    Total receivables                                         238           37        474           13       1,053
                                                     ------------  -----------  ---------  -----------     -------
      Total assets                                          7,104        4,333        474        2,600      74,197
                                                     ------------  -----------  ---------  -----------     -------
LIABILITIES
Accrued refunds and other                                      54           23          -           18         575
                                                     ------------  -----------  ---------  -----------     -------
      Total liabilities                                        54           23          -           18         575
                                                     ------------  -----------  ---------  -----------     -------
        Net assets available for plan benefits             $7,050       $4,310       $474       $2,582     $73,622
                                                     ------------  -----------  ---------  -----------     -------
                                                     ------------  -----------  ---------  -----------     -------

  The accompanying notes to financial statements are an integral part of this statement.

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1996
                               (IN THOUSANDS)


                                                                               FUND INFORMATION
                                                --------------------------------------------------------------------------------
                                                                          Participant Directed Funds
                                                --------------------------------------------------------------------------------
                                                Promus      Foreign      Aggressive  Growth     S&P 500       Equity  Long-Term
                                                Stock Fund  Equity Fund  Equity Fund   Fund  Index Fund  Income Fund  Bond Fund
                                                ----------  -----------  -----------  ------  ---------- -----------  ---------
ASSETS
Investments at fair value:
  Pooled common stock                           $ 23,440      $     -      $    -     $    -    $    -       $  -      $  -
  Mutual funds                                         -        1,247       5,352      1,203         -        963       763
  Common/collective trust funds                        -            -           -          -     7,830          -         -
  Interest bearing cash                                -            -           -          -         -          -         -
  Loans to participants                                -            -           -          -         -          -         -
                                                --------      -------      ------     ------    ------       ----      ----
    Total investments                             23,440        1,247       5,352      1,203     7,830        963       763
                                                --------      -------      ------     ------    ------       ----      ----
Receivables:
  Interest and dividends                               -            -           -          -         -          -         -
  Employer's contributions                            41            1          18          2        19          1         3
  Participants' contributions                         50            1          24          4        25          1         4
  Other                                                -            -           -          -         -          -         -
                                                --------      -------      ------     ------    ------       ----      ----
    Total receivables                                 91            2          42          6        44          2         7
                                                --------      -------      ------     ------    ------       ----      ----
      Total assets                                23,531        1,249       5,394      1,209     7,874        965       770
                                                --------      -------      ------     ------    ------       ----      ----
LIABILITIES
Accrued refunds and other                            464           15         109         22       168         19        12
                                                --------      -------      ------     ------    ------       ----      ----
      Total liabilities                              464           15         109         22       168         19        12
                                                --------      -------      ------     ------    ------       ----      ----
        Net assets available for plan benefits  $ 23,067      $ 1,234      $5,285     $1,187    $7,706       $946      $758
                                                --------      -------      ------     ------    ------       ----      ----
                                                --------      -------      ------     ------    ------       ----      ----

 The accompanying notes to financial statements are an integral part of this statement.


                                                                             FUND INFORMATION
                                                     ---------------------------------------------------------------
                                                                        Participant Directed Funds
                                                     ---------------------------------------------------------------
                                                     Intermediate        Money  Executive  Participant       Total
                                                        Bond Fund  Market Fund  Life Fund    Loan Fund       Funds
                                                     ------------  -----------  ---------  -----------     -------
ASSETS
Investments at fair value:
  Pooled common stock                                      $    -       $    -       $  -       $    -     $23,440
  Mutual funds                                              7,266            -          -            -      16,794
  Common/collective trust funds                                 -            -          -            -       7,830
  Interest bearing cash                                         -        4,193          -            -       4,193
  Loans to participants                                         -            -          -        2,198       2,198
                                                     ------------  -----------  ---------  -----------     -------
    Total investments                                       7,266        4,193          -        2,198      54,455
                                                     ------------  -----------  ---------  -----------     -------
Receivables:
  Interest and dividends                                       38           20          -            -          58
  Employer's contributions                                     13            6          -            -         104
  Participants' contributions                                  16            7          -            -         132
  Other                                                         -           92        488            -         580
                                                     ------------  -----------  ---------  -----------     -------
    Total receivables                                          67          125        488            -         874
                                                     ------------  -----------  ---------  -----------     -------
      Total assets                                          7,333        4,318        488        2,198      55,329
                                                     ------------  -----------  ---------  -----------     -------
LIABILITIES
Accrued refunds and other                                      88           46          -            -         943
                                                     ------------  -----------  ---------  -----------     --------
      Total liabilities                                        88           46          -            -         943
                                                     ------------  -----------  ---------  -----------     -------
        Net assets available for plan benefits             $7,245       $4,272       $488       $2,198     $54,386
                                                     ------------  -----------  ---------  -----------     -------
                                                     ------------  -----------  ---------  -----------     -------


The accompanying notes to financial statements are an integral part of this statement.

             THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                               WITH FUND INFORMATION
                       FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (IN THOUSANDS)


                                                                                FUND INFORMATION
                                                 --------------------------------------------------------------------------------
                                                                           Participant Directed Funds
                                                  --------------------------------------------------------------------------------
                                                      Promus      Foreign   Aggressive  Growth     S&P 500       Equity Long-Term
                                                  Stock Fund  Equity Fund  Equity Fund    Fund  Index Fund  Income Fund Bond Fund
                                                  ----------  -----------  -----------  ------  ----------  ----------- ---------
Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                $ 8,096       $ (187)      $  183  $   91     $ 2,736       $   13      $  6
    Interest                                              -            -            -       -           -            -         -
    Dividends                                             -          272          361     110           -          236        47
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
                                                      8,096           85          544     201       2,736          249        53
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
  Contributions:
    Employer's                                        1,218           74          480     134         557           85        90
    Participants'                                     5,447          139          773     275         852          173       138
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
                                                      6,665          213        1,253     409       1,409          258       228
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
    Total additions                                  14,761          298        1,797     610       4,145          507       281
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
Deductions from net assets attributed to:

  Benefits paid                                       2,151           79          572      92         731           32        67
  Administrative expenses                                42            2            7       3          13            1         -
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
    Total deductions                                  2,193           81          579      95         744           33        67
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
Net increase prior to transfers                      12,568          217        1,218     515       3,401          474       214
  Net transfers                                         238          383         (847)   (196)        658          490      (310)
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
Net increase (decrease)                              12,806          600          371     319       4,059          964       (96)

Net assets available for plan benefits:
  Beginning of year                                  23,067        1,234        5,285   1,187       7,706          946       758
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
  End of year                                       $35,873       $1,834       $5,656  $1,506     $11,765       $1,910      $662
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------
                                                 ----------  -----------  -----------  ------  ----------  ----------- ---------



The accompanying notes to financial statements are an integral part of this statement.





                                                                              FUND INFORMATION
                                                     ---------------------------------------------------------------
                                                                         Participant Directed Funds

                                                     ---------------------------------------------------------------
                                                     Intermediate        Money  Executive  Participant       Total
                                                        Bond Fund  Market Fund  Life Fund    Loan Fund       Funds
                                                     ------------  -----------  ---------  -----------    ----------

Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                   $    60      $    (3)     $   -       $    -         $10,995
    Interest                                                 -          249          -          189             438
    Dividends                                              599            -          -            -           1,625
                                                       -------      -------      -----       ------         -------
                                                           659          246          -          189          13,058
                                                       -------      -------      -----       ------         -------
  Contributions:
    Employer's                                             340          179          -            -           3,157
    Participants'                                          610          265          -           15           8,687
                                                       -------      -------      -----       ------         -------
                                                           950          444          -           15          11,844
                                                       -------      -------      -----       ------         -------
    Total additions                                      1,609          690          -          204          24,902
                                                       -------      -------      -----       ------         -------
Deductions from net assets attributed to:

  Benefits paid                                            630          973         13          211           5,551
  Administrative expenses                                   10            6          1            1              86
                                                       -------      -------      -----       ------         -------
    Total deductions                                       640          979         14          212           5,637
                                                       -------      -------      -----       ------         -------
Net increase prior to transfers                            969         (289)       (14)          (8)         19,265
  Net transfers                                         (1,164)         327          -          392             (29)
                                                       -------      -------      -----       ------         -------
Net increase (decrease)                                   (195)          38        (14)         384          19,236

Net assets available for plan benefits:
  Beginning of year                                      7,245        4,272        488        2,198          54,386
                                                       -------      -------      -----       ------         -------
  End of year                                          $ 7,050       $4,310       $474       $2,582         $73,622
                                                       -------      -------      -----       ------         -------
                                                       -------      -------      -----       ------         -------


The accompanying notes to financial statements are an integral part of this statement.

              THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                               WITH FUND INFORMATION
                       FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (IN THOUSANDS)


                                                                                  FUND INFORMATION
                                                 --------------------------------------------------------------------------------
                                                                             Participant Directed Funds
                                                 --------------------------------------------------------------------------------
                                                     Promus    Foreign    Aggressive   Growth     S&P 500      Equity   Long-Term
                                                 Stock Fund  Equity Fund  Equity Fund   Fund    Index Fund  Income Fund Bond Fund
                                                 ----------  -----------  -----------  ------  -----------  ----------- ---------
Additions to net assets attributed to:

  Transfers from prior plan                      $17,821       $    -      $3,665      $    -     $ 7,023     $  -      $ 1,835
                                                 -------       -------     ------      ------  ----------     ----      -------
  Investment income:
    Net appreciation (depreciation)
    in fair value of investments                   5,706           47         585          40       1,650       27         (151)
    Interest                                           -            -           -           -           -        -            -
    Dividends                                          -           58         184          46           -       75          116
                                                 -------       ------      ------      ------  ----------     ----      -------
                                                   5,706          105         769          86       1,650      102          (35)
                                                 -------       ------      ------      ------  ----------     ----      -------
  Contributions:
    Employer's                                     1,147           11         440          22         522        9           75
    Participants'                                  1,430           19         601          36         714       14          104
                                                 -------       ------      ------      ------  ----------     ----      -------
                                                   2,577           30       1,041          58       1,236       23          179
                                                 -------       ------      ------      ------  ----------     ----      -------
    Total additions                               26,104          135       5,475         144       9,909      125        1,979
                                                 -------       ------      ------      ------  ----------     ----      -------
Deductions from net assets attributed to:

  Benefits paid                                    1,548           18         454          24         716       20           40
  Administrative expenses                             24            1           7           1          10        1            -
                                                  -------      ------      ------      ------  ----------     ----      -------
    Total deductions                               1,572           19         461          25         726       21           40
                                                 -------       ------      ------      ------  ----------     ----      -------
Net increase prior to transfers                   24,532          116       5,014         119       9,183      104        1,939
  Net transfers                                   (1,465)       1,118         271       1,068      (1,477)     842       (1,181)
                                                 -------       ------      ------      ------  ----------     ----      -------
Net increase                                      23,067        1,234       5,285       1,187       7,706      946          758

Net assets available for plan benefits:
  Beginning of year                                    -            -           -           -           -        -            -
                                                 -------       ------      ------      ------  ----------     ----      -------
  End of year                                    $23,067       $1,234      $5,285      $1,187     $ 7,706     $946      $   758
                                                 -------       ------      ------      ------  ----------     ----      -------
                                                 -------       ------      ------      ------  ----------     ----      -------


The accompanying notes to financial statements are an integral part of this statement.



                                                                             FUND INFORMATION
                                                    ---------------------------------------------------------------
                                                                        Participant Directed Funds
                                                    ---------------------------------------------------------------
                                                    Intermediate        Money  Executive  Participant       Total
                                                       Bond Fund  Market Fund  Life Fund    Loan Fund       Funds
                                                    ------------  -----------  ---------  -----------     -------

Additions to net assets attributed to:


  Transfers from prior plan                               $7,384       $2,981       $509       $1,694     $42,912
                                                    ------------  -----------  ---------  -----------     -------
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                        (154)          (8)         -           (3)      7,739
    Interest                                                   -          188          -          136         324
    Dividends                                                438            -          -            -         917
                                                    ------------  -----------  ---------  -----------     -------
                                                             284          180          -          133       8,980
                                                    ------------  -----------  ---------  -----------     -------
  Contributions:
    Employer's                                               377          170          -            -       2,773
    Participants'                                            474          197          -            -       3,589
                                                    ------------  -----------  ---------  -----------     -------
                                                             851          367          -            -       6,362
                                                    ------------  -----------  ---------  -----------     -------
    Total additions                                        8,519        3,528        509        1,827      58,254
                                                    ------------  -----------  ---------  -----------     -------
Deductions from net assets attributed to:

  Benefits paid                                              747          240         21           95       3,923
  Administrative expenses                                      8            2          -            -          54
                                                    ------------  -----------  ---------  -----------     -------
    Total deductions                                         755          242         21           95       3,977
                                                    ------------  -----------  ---------  -----------     -------
Net increase prior to transfers                            7,764        3,286        488        1,732      54,277
  Net transfers                                             (519)         986          -          466         109
                                                    ------------  -----------  ---------  -----------     -------
Net increase                                               7,245        4,272        488        2,198      54,386

Net assets available for plan benefits:
  Beginning of year                                            -            -          -            -           -
                                                    ------------  -----------  ---------  -----------     -------
  End of year                                             $7,245       $4,272       $488       $2,198     $54,386
                                                    ------------  -----------  ---------  -----------     -------
                                                    ------------  -----------  ---------  -----------     -------


The accompanying notes to financial statements are an integral part of this statement.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Savings and Retirement Plan A (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan

Prior to January 1, 1996, Promus Hotel Corporation was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the Predecessor Plan). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B (Plan B), and The Promus Hotel Corporation Employee Stock Ownership Plan (ESOP), (collectively referred to as the S&RPs). The participant accounts of the Predecessor Plan were transferred at fair value to these new plans.

On February 21, 1996, the Board of Directors of Promus Hotel Corporation elected to terminate the ESOP upon receipt of a favorable tax-exempt determination from the Internal Revenue Service (IRS). The IRS issued a determination letter dated April 17, 1997, stating that the ESOP was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). In the fourth quarter of 1997, participant balances were distributed and approximately $924,000 was transferred to the Plan.

Effective December 19, 1997, Promus Hotel Corporation completed a merger with Doubletree Corporation. The new parent company was named Promus Hotel Corporation. The former Promus Hotel Corporation became a wholly owned subsidiary of the parent company and was renamed Promus Operating Company, Inc. Effective as of the merger date, the Plan was amended to define "Company" as Promus Operating Company, Inc. (the Company).

The Plan is a defined contribution plan which was established to allow eligible employees of the Company or its designated affiliates to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax payroll dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Investment Funds

By election of each participant, account balances (contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to nine separate funds of the Plan in one percent increments as follows:


I. Promus Stock Fund - invests in units of a pooled fund shared between the S&RPs, which in turn owns the Company's common stock and certain money market instruments. The Plan owns 2,091,872.821 units of the total 2,117,995.485 units owned by the S&RPs at December 31, 1997, and 1,778,343.092 of the total 1,943,809.923 units owned by the S&RPs at December 31, 1996. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon;

II. Foreign Equity Fund - invests in the Templeton Foreign Fund comprised primarily of stocks of companies outside the United States;

III. Aggressive Equity Fund - invests in the AIM Constellation Fund comprised of stocks of small to medium sized companies with strong earnings growth expectations;

IV. Growth Fund - invests in the IDS New Dimensions Fund comprised primarily of stocks of large and medium sized companies considered to be growth oriented;

V. S & P 500 Index Fund - invests in the American Express Trust Equity Index Fund II, which is comprised primarily of the same securities upon which the S & P 500 Stock Index is based;

VI. Equity Income Fund - invests in the IDS Diversified Equity Income Fund comprised of medium to large "blue- chip" companies, utility stocks, value stocks and foreign issues;

VII. Long-Term Bond Fund - invests in the IDS Selective Fund comprised of the four highest investment grades of marketable debt securities in order to provide current income and preservation of capital;

VIII. Intermediate Bond Fund - invests in the Pacific Investment Management Company (PIMCO) Total Return Fund comprised of fixed income securities with varying maturities, designed to realize maximum return while preserving capital;

IX. Money Market Fund - invests in the American Express Trust U.S. Government Securities Fund II, a collective fund that invests in short-term debt securities of the United States Government.

The Plan also includes two other special purpose funds as follows:

I. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 Executive Life Investment for further details;

II. Participant Loan Fund - separately tracks loans to participants as provided for under the Plan.

Plan Administration

General administration of the Plan is the responsibility of the Company, through its operating subsidiary Promus Hotels, Inc., which acts as the Plan Administrator. The Trustees, who are appointed by the Company's Board of Directors, perform the duties and exercise the authority set forth in the Plan and the Promus Hotel Corporation Master Retirement Plan Trust Agreement. The Company has delegated certain aspects of its authority for purposes of day-to-day administration. Effective January 2, 1996, American Express Trust Company (American Express) began administering the Plan. American Express provides recordkeeping, accounting, daily trading and investment management services. Additionally, American Express and IDS, an American Express affiliate, manage five of the nine investment funds discussed above.

Employee Eligibility, Vesting and Termination

The Plan is available to all employees of the Company or its direct and indirect subsidiaries with the exception of suitekeepers and room attendants (who are covered under Plan B). Eligible employees may join the Plan on or after the first entry date (January 1 or July 1) following completion of 12 months during which they are credited with at least 1,000 hours of service. Employees must also be at least 21 years of age to join the Plan. In accordance with the November 13, 1996 Plan amendment, participants vest in the Company's matching contributions after two calendar years of credited service as follows:



        Years of                      Vested
     Credited Service              Percentage
  -------------------              ----------
  Less than two years                  0%
  Two years or more                  100%


However, employees who were partially vested in the Predecessor Plan as of the amendment date will remain partially vested until they obtain two years of credited service. An employee's active participation in the Plan ceases upon separation of service, at which time the vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

Administrative expenses charged by American Express are paid by the Plan. Currently, at the Company's discretion, other administrative expenses are paid by the Company.

Participants' Contributions and Withdrawals

Participants may elect to make basic contributions ranging from two to six percent of eligible earnings, as defined. If a non-highly compensated participant makes basic pre-tax contributions of six percent of earnings to the Plan, the participant may elect to make supplemental contributions of up to an additional ten percent, of which eight percent qualifies as pre-tax contributions. Highly compensated employees may contribute up to six percent of eligible earnings, as defined. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and IRS rules. In-service withdrawals of pre-tax contributions, basic after-tax and matching contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of those contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty.

Benefit Payments

On termination of service, a participant may elect to receive his or her vested account balance as either a lump-sum amount or as equal installments over a term not to exceed fifteen years.

Allocation of Forfeitures and Plan Net Income

The Plan provides for amounts attributed to non-vested Company matching contributions of terminated employees to be forfeited at the earlier of (1) distribution of vested account balances or (2) a five year break in service. Forfeitures are reallocated to remaining participants quarterly.

The Predecessor Plan provided for the allocation on a monthly basis of Plan net income (i.e., unrealized appreciation/depreciation of investments, dividend and interest income and realized gains or losses on the sale of investments, net of administrative expenses). Effective January 2, 1996, participants' accounts are valued daily based on the market value of the participants' respective investment funds at the close of each trading day.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of a participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. Participants may have up to two loans outstanding at any one time. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear fixed interest at the prime lending rate as published in the Wall Street Journal on the date of each loan. At December 31, 1997 and 1996, rates on outstanding loans ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities and mutual funds are stated at fair value on the last business day of the Plan year.

NOTE 3 - INVESTMENTS

As of December 31, the fair value of individual investments that represent 5% or more of the Plan's total net assets are as follows (in thousands):


                                                                1997                    1996
                                                              -------                 -------

Promus Hotel Corporation Pooled Stock Fund                    $36,020                $23,440
American Express Trust Equity Index Fund II                    11,815                  7,830
PIMCO Total Return Fund                                         6,866                  7,266
AIM Constellation Fund                                          5,659                  5,352
American Express U.S. Government Securities Fund II             4,296                  4,193


NOTE 4 - EXCESS CONTRIBUTIONS

Related to the Predecessor Plan, in March 1996 and December 1996, certain highly compensated Plan participants received refunds of a portion of their 1995 contributions and attributable earnings totaling approximately $142,000 and $119,000, respectively. In March 1998 and 1997, certain highly compensated Plan participants received refunds of a portion of their 1997 and 1996 contributions and attributable earnings totaling approximately $520,000 and $940,000, respectively, which has been appropriately accrued in the accompanying financial statements. Such refunds have been reflected as benefits paid in the statements of changes in net assets available for plan benefits, with fund information.

All such refunds were paid in accordance with IRC Sections 401(k) and 401(m), as well as IRC Section 415, which require that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and that annual contributions not exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

The former Promus Hotel Corporation was formed as a result of a June 30, 1995 spin-off (the Spin-Off) by The Promus Companies Incorporated ("PCI"),which was renamed Harrah's Entertainment, Inc. On May 1, 1991, PCI's savings and retirement plan (PCI Plan) was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company (Executive Life) and held in the PCI Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by PCI due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. PCI agreed to pay to the PCI Plan any deficiency between the $12.9 million and amounts finally received from the contract. On September 3, 1993, substantially all Executive Life assets and restructured liabilities were transferred to Aurora National Life Insurance Company (Aurora). On February 4, 1994, the PCI Plan elected to participate in the ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the $12.9 million book value of the Executive Life contract.

Effective with the formation of the Predecessor Plan, the Plan Administrator recorded a receivable for the remaining book value of participants' investments in the Executive Life Fund. This receivable was approximately $474,000 and $488,000 at December 31, 1997 and 1996, respectively. The receivable is supported by a guaranteed investment contract that is maintained by the Harrah's Entertainment, Inc. Savings and Retirement Plan, formerly the PCI Plan. The guaranteed investment contract is due to mature in September 1998.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 7 - TAX STATUS

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated April 17, 1997, was received from the IRS.

                                                                       EXHIBIT I


           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                               Historical         Current
Identity of Issuer or Borrower         Description of Investment                 Cost              Value
------------------------------         ------------------------                ----------        ---------
*Promus Hotel Corporation               Pooled Stock Fund                       $25,641            $36,020
*American Express Trust Company         Equity Index Fund II                      8,338             11,815
*American Express Trust Company         U.S. Govt. Securities Fund II             4,296              4,296
AIM Equity Funds, Inc.                  Constellation Fund                        5,390              5,659
*IDS New Dimensions Fund, Inc.          New Dimensions Fund                       1,434              1,484
*IDS Selective Fund, Inc.               Selective Fund                              666                660
*IDS Investment Series, Inc.            Diversified Equity Income Fund            1,957              1,916
Pacific Investment Management Company   Total Return Fund                         6,851              6,866
Franklin Templeton                      Foreign Fund                              1,976              1,841
*Promus Participants                    Loans to participants, 7.5% to 9.5%       2,587              2,587
                                                                               ---------          --------
       Total investments                                                        $59,136            $73,144
                                                                               ---------          --------
                                                                               ---------          --------

*Represents a Party-In-Interest.

                                                                      EXHIBIT II


           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)


Identity of Issuer or                      Description of                    Purchase         Selling     Cost of     Net Gain/
Borrower                                     Investment                        Price           Price       Assets       (Loss)
--------------------                       --------------                    --------         -------     -------     ---------
Single Transaction:
  *Promus Hotel Corporation                Pooled Stock Fund                  $ 2,948         $   -       $    -      $   -
Series of Transactions:
  *Promus Hotel Corporation                Pooled Stock Fund                   10,105           6,475        4,356      2,119
  *American Express Trust Company          Equity Index Fund II                 3,183           1,920        1,423        497
  *American Express Trust Company          U.S. Govt. Securities Fund II        5,046           4,943        4,943         -
  AIM Equity Funds, Inc.                   Constellation Fund                   3,118           2,985        2,677        308
  *IDS New Dimensions Fund, Inc.           New Dimensions Fund                  1,676           1,485        1,406         79
  Pacific Investment Management Company    Total Return Fund                    2,350           2,797        2,818        (21)
  Franklin Templeton                       Foreign Fund                         2,149           1,368        1,377         (9)


*Represents a Party-In-Interest.

                                    Signature
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE PROMUS HOTEL CORPORATION
                                        SAVINGS AND RETIREMENT PLAN A


DATED: JUNE 29, 1998                    By   /s/ WILLIAM L. PEROCCHI
                                           ------------------------------------
                                           (William L. Perocchi, Authorized
                                            Trustee of the Plan, Executive Vice
                                            President and Chief Financial
                                            Officer of Promus Hotel Corporation)

                                  EXHIBIT INDEX


Exhibit No.           Description                          Submission Media
----------            -----------                          ----------------
Ex 23                 Consent of Arthur Andersen LLP,         Electronic
                      Independent Public Accountants,
                      dated June 29, 1998

